EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 13, 2025

Eldorado Gold Publishes 2024 Sustainability Report;

Sustainability From the Ground Up

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the publication of its 2024 Sustainability Report (the “Report”), which provides details of the Company’s environmental, social and governance (“ESG”) performance over the past year. The Report is available on Eldorado’s website (https://www.eldoradogold.com/sustainability/reporting).

"At Eldorado, we integrate sustainable practices into every aspect of our business. From prioritizing the safety and well-being of our employees to fostering lasting relationships with our host communities, our dedication to doing things the right way is reflected in the achievements we celebrate today”, said George Burns, Eldorado’s President and CEO.

“Our sustainability framework embodies our commitment to consider sustainability in everything we do, from exploration to post-closure, to our relationships with communities, investors, customers, and other important stakeholders. Our framework is underpinned by our Sustainability Integrated Management System (“SIMS”), which sets company-wide performance standards in sustainability. In 2024, we successfully completed SIMS compliance verifications at Kisladag and Efemcukuru in Turkiye. Notably, this was also the first time a Mining Association of Canada’s Towards Sustainable Mining (“MAC-TSM”) verification had been conducted by any company in Turkiye in nearly a decade and we are very proud of the scores achieved.”

2024 Report Highlights and Achievements:

(Organized by the four pillars of our Sustainability Framework)

Safe, Inclusive and Innovative Operations

At Eldorado, we prioritize a positive culture of health and safety where everyone values their own and others’ safety and well-being. We have policies, procedures and systems in place to support a safe and healthy working environment.

•	50% women on our Board of Directors and 40% women on our senior management team as of December 31, 2024.
•	Reduced total recordable injury frequency rate by 30% to 3.24 compared to 4.65 in 2023.
•	Zero Fatalities across our global sites – marking the 7th consecutive year. We remain focused on driving an engaged safety-first culture, as part of our commitment to eliminating fatalities, serious injuries and occupational diseases.
•	Reduced potentially fatal occurrence frequency rate by 27% to 0.54 compared to 0.74 in 2023.
•	Successfully introduced a new health and safety initiative, Courageous Safety Leadership. This initiative is aimed at preventing high-potential incidents and further empower our employees to promote a positive health and safety culture.
•	Continued to support diversity within our supply chain through partnerships with women-led businesses, including but not limited to our ongoing sponsorship of the Artemis Project, which brings together women entrepreneurs connected to the mining industry.

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Engaged and Prosperous Communities

The communities near our sites experience the most direct social, environmental and economic impacts and opportunities resulting from our mining operations. We engage with stakeholders and Indigenous communities to discuss challenges, share successes and address concerns for better outcomes.

•	Committed to local employment and procurement:
o	Achieved 98% employment from the countries in which we operate with 82% employment from the local communities surrounding our global operations.
o	Paid over $851 million to domestic suppliers, an increase of 23% compared to 2023.
•	Made $4.4 million in community investments, focused in the areas of education and youth, the environment, community infrastructure, health and well-being and economic development.

Healthy Environments Now and for the Future

As a global company, we are subject to the environmental laws and regulations in each of our operating jurisdictions. We work closely with our regional teams to understand local regulations and align our environmental practices to meet these requirements and our SIMS standards. We continue to take steps to operationalize energy and greenhouse gas (“GHG”) emissions standards within SIMS in support of our Climate Change Strategy.

•	Zero major environmental incidents and no significant spills across Eldorado’s global sites.
•	As part of a multi-year effort, we reclaimed, removed, and properly stored 288,000 tonnes of historical tailings, pyritic materials, and contaminated soils, originally generated by prior operators, at the Kokkinolakkas Tailings Management Facility as a part of our commitment to the community. These materials came from legacy mining activities at Olympias and Stratoni.
•	Continued to implement our Climate Change Strategy
•	Recognized as one of 30 companies in the Globe & Mail’s ‘Road to Net Zero’ for the Globe’s Report on Business Magazine, based on research from Sustainalytics, which highlights Canadian companies that are taking concrete steps towards their net-zero emissions.
•	Planted over 118,000 indigenous plants over an area of 106 hectares at Kisladag (Turkiye), including complete reclamation of the South Waste Rock Dump, and thousands more for local villages, proudly contributing to revegetation and reforestation of the surrounding region.

Responsibly Produced Products

The metals we produce are essential in today’s world. They contribute to and store value for economies, societies and governments and are an integral part of modern financial systems.

•	Received external verification of the implementation of the MAC-TSM standard at both Kisladag and Efemcukuru (Turkiye).
o	Efemcukuru received:
■	Level AAA performance across all indicators in: Tailings, Health & Safety, Biodiversity Conservation Management and Indigenous and Community Relations; and
■	A, AA or AAA scores across all other applicable indicators.
o	Kisladag received:
■	Level AAA performance across all indicators in: Health & Safety; and
■	A, AA or AAA scores across all other applicable indicators.
•	Received assurance of full conformance with the World Gold Council Responsible Gold Mining Principles requirements.

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Feedback

Eldorado Gold welcomes feedback from all stakeholders and communities regarding the Company’s sustainability reporting. Please direct comments or requests for further information to Investor Relations.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications and External Affairs

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this News Release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “advance”, “aim”, “anticipates”, “become”, “believes”, “budget”, “committed”, “continue”, “estimates”, “expects”, “exploring”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “objective”, “opportunity”, “outlook”, “plans”, “potential”, “priority”, “project”, “prospective”, “scheduled”, “seek”, “strategy”, “strive”, “target”, “underway”, “vision”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “continuously”, “could”, “likely”, “may”, “might”, “periodically”, “regularly”, “will” or “would” be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to: sustainability commitments, both generally in the pillars of our Sustainability Framework and in specific initiatives developed within each pillar; our beliefs with respect to our impact; our commitment to continually improving; our intentions towards best practices and industry standards; our ongoing efforts towards our climate change strategy ; and generally our strategy, plans and goals.  Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities;  exchange rates; anticipated values, costs, expenses and working capital requirements; ; our ability to address the negative impacts of climate change and adverse weather; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, MD&A & Form 40-F filed on SEDAR+ and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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